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SECURITIES AND EXCHANGE COMMISSION

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SEC MAIL PROCESSING SECTION RECEIVED MAY 16 2005 WASH. D.C. 202

SEC FILE NUMBER
8-52326

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX MILLENNIUM, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO. 103843

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Spano (917) 637 1200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	CT	06902-6982
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Joseph Spano, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Millennium, LLC (the "Company") as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature — Date: **5/10/05**

JOSEPH SPANO
Chief Financial Officer



Notary Public

Judy Rosso
Notary Public, State of New York
Registration #01RO6091745
Qualified in Queens County
Commission Expires 05-05-07

NYFIX MILLENNIUM, L.L.C.
(SEC I.D. No. 8-52326)


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH, D.C.
202
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
NYFIX Millennium, L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of NYFIX Millennium, L.L.C. (the "Company"), at December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the statement of financial condition, the components of members' deficiency as of January 1, 2004 have been restated.

Deloitte + Touche LLP

May 11, 2005

NYFIX MILLENNIUM, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 372,600
SECURITIES—At estimated market value	350,000
DEPOSITS WITH CLEARING ORGANIZATIONS	615,613
RECEIVABLES (Net of allowance of $21,000)	1,196,905
PROPERTY AND EQUIPMENT—Net	902,298
OTHER ASSETS	30,376
TOTAL ASSETS	$ 3,467,792

LIABILITIES AND MEMBERS' DEFICIENCY

LIABILITIES:	
Due to affiliates—net	$ 659,557
Subordinated loan payable to NYFIX, Inc.	11,650,000
Accounts payable and accrued expenses	293,408
Total liabilities	12,602,965
MEMBERS' DEFICIENCY:	
Capital contributions	32,698,200
Accumulated deficit	(41,833,373)
Total members' deficiency	(9,135,173)
TOTAL LIABILITIES AND MEMBERS' DEFICIENCY	$ 3,467,792

See notes to statement of financial condition.

1. ORGANIZATION

NYFIX Millennium, L.L.C. (the "Company") is a limited liability company that was organized on September 9, 1999. The Company was organized primarily for the purpose of generating transaction-oriented revenue by providing broker-dealers and institutional investors with stock market trade executions through an alternative trading system ("ATS"). The Company is owned by NYFIX, Inc. ("NYFIX") and a group of ten banks and brokerage firms, (the "Other Members"), (collectively, the "Members"). As of December 31, 2004, the Company was an 80% owned subsidiary of NYFIX. On April 27, 2004 and September 30, 2004, NYFIX made cash capital contributions of $150,000 and $100,000 respectively, increasing cumulative cash capital contributions to $24,250,000. These additional cash contributions were made in response to an NASD ruling that disallowed the inclusion of receivables for fees generated from Broker Dealers in computing net capital under the Securities and Exchange Commission's ("SEC") uniform net capital rule.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and operates as an ATS in compliance with SEC regulations. Further, the Company is a member of the National Association of Security Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities—Security transactions are recorded on a trade-date basis and carried at estimated market value based on quoted market prices.

Receivables—Receivables represent balances arising in connection with securities transactions. These balances consist of trade execution fees, commissions and communication charges.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from 2 to 7 years, on a straight-line basis. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the related leases. Costs incurred for computer software developed or obtained for internal use, including payroll and payroll-related costs for employees incurred in developing internal-use software, are capitalized during development stage activities. Costs incurred for computer software are amortized on a straight-line basis over three years.

Income Taxes—The Company is a limited liability company that is treated as a partnership for federal and state income tax purposes. The loss applicable to the operations of the Company is includable in the income tax returns of the Members. The Company is subject to an unincorporated business tax for New York City.

Members' Deficiency—Cash capital contributions of the Members are recorded as received. Withdrawal of capital by a Member would be recognized at the withdrawal date. There have been no withdrawals of capital.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Assets including cash and cash equivalents, deposits with clearing organizations and receivables are carried at cost which approximates fair value due to their short-term maturities. Similarly, the Company's short-term liabilities such as accounts payable and accrued expenses are recorded at contracted amounts approximating fair value.

3. RESTATEMENT OF BEGINNING MEMBERS' DEFICIENCY

Subsequent to the issuance of the statement of financial condition as of December 31, 2003, management of the Company determined that compensation expense of $8,434,785 related to stock options granted by NYFIX to employees of the Company and to NYFIX employees providing services to the Company during the years 1999 through 2003 was not properly reflected in its prior year statement of financial condition. As a result, the Company has restated the components of Members' deficiency as of January 1, 2004 to account for the compensation expense.

The cumulative effect of the restatement as of January 1, 2004 was an understatement of capital contributions and accumulated deficit of $8,434,785. This restatement had no impact on the net capital of the Company.

The following table summarizes the effects of the restatement on the components of Members' deficiency:

	January 1, 2004	
	As Previously Reported	As Restated
Capital contributions – beginning of year	$ 24,000,000	$ 32,434,785
Accumulated deficit – beginning of year	(31,203,098)	(39,637,883)
Total Members' deficiency	$ (7,203,098)	$ (7,203,098)

4. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had regulatory net capital and minimum regulatory net capital requirements of $384,744 and $63,531 respectively. The Company's net capital ratio was 2.48 to 1 at December 31, 2004.

5. RELATED PARTY TRANSACTIONS

Certain operating costs and capital expenditures, including personnel, data center, office facilities and corporate overhead, are allocated and paid by or for affiliates of the Company. The Company's policy is to net amounts due from and to affiliates as their ultimate resolution is controlled by NYFIX. The net unpaid balance reflected as due to affiliates in the accompanying statement of financial condition was $659,557 at December 31, 2004.

An affiliate of the Company sponsors buyside customers for the use of the Company's trading system.

The Company clears trades through NYFIX Clearing Corporation, an affiliate of the Company.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements.

Certain employees of the Company and NYFIX employees providing services to the Company were granted stock options by NYFIX.

The Company has entered into four subordinated loan agreements with NYFIX, pursuant to which NYFIX loaned $11,650,000 to the Company. The loans each have an interest rate of 7.5% per annum and their maturity dates range from December 31, 2005 to May 31, 2008. The subordinated loan agreements were found by the National Association of Securities Dealers, Inc. to be acceptable as satisfactory subordination agreements. The subordinated loans are available in computing net capital under the SEC's uniform net capital rule. To the extent that such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair values of these loans approximate the carrying values in the statement of financial condition.

6. PROPERTY AND EQUIPMENT

As of December 31, 2004, property and equipment is comprised of the following:

Software	$ 2,506,392
Office computers	1,739,723
Data center equipment	1,292,001
Furniture, fixtures, and leasehold improvements	543,345
Less accumulated depreciation and amortization	(5,179,163)
	$ 902,298

7. INCOME TAXES

The Company is a Limited Liability Company and treated as a partnership for Federal and State income tax purposes. For New York City purposes, the Company is treated as an unincorporated business, and is subject to a 4% unincorporated business tax. The deferred tax asset of $1.6 million relates principally to the New York City net operating losses.

The Company has a deferred tax asset valuation allowance of $1.6 million at December 31, 2004, in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* as management of the Company does not believe that it is more likely than not that the deferred tax asset will be realized.

8. COMMITMENTS AND CONTINGENCIES

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate nonperformance by the counterparties in the above situations.

As a securities broker, the Company is engaged in transacting securities for a diverse group of investors. The Company introduces these transactions for clearance on a fully disclosed basis. The agreements between the Company and its clearing organizations provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customers activity through the review of information it receives from its clearing organizations on a daily basis.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

May 11, 2005

NYFIX Millennium, L.L.C.
100 Wall Street, 26th floor
New York, New York 10005

In planning and performing our audit of the financial statements of NYFIX Millennium, L.L.C. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated May 11, 2005, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 3), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition:

> Subsequent to the issuance of the statement of financial condition as of December 31, 2003, management of the Company determined that compensation expense of $8,434,785 related to stock options granted by NYFIX to employees of the Company and to NYFIX employees providing services to the Company during the years 1999 through 2003 was not properly reflected in its prior year statement of financial condition. As a result, the Company has restated the components of members' deficiency as of January 1, 2004 to account for the compensation expense.

This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2004 financial statements and this report does not affect our report dated May 11, 2005 on these financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP